McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

September 26, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jim Rosenberg
Ms. Lisa Vanjoske
Ms. Tabatha Akins

Re:   Gentiva Health Services, Inc.
Form 10-K for the fiscal year ended January 2, 2005 and
Forms 10-Q for the quarterly period ended April 3, 2005 and July 3, 2005
File No. 001-15669

Ladies and Gentlemen:

On behalf of Gentiva Health Services, Inc., we are responding to the letter dated August 24, 2005 (the "Comment Letter") from Jim Rosenberg, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by Gentiva and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

For the reasons described in our responses, we do not believe any amendments are necessary to the filings referenced in the comments. After discussion with you, should we jointly determine that disclosure be augmented, we believe that the disclosure should be provided prospectively and respectfully request prospective changes only.

January 2, 2005 Form 10-K, filed March 17, 2005

Liquidity and Capital Resources, page 26

Comment 1.   Please disclose the reason for the decrease in total current liabilities from fiscal 2003 to fiscal 2004 including why a decrease occurred when the company appears to have grown as evidenced by increased revenues.

Response:

The primary drivers of the $9 million decrease in total current liabilities are described in the fourth bullet at page 27 of the Form 10-K for the fiscal year ended January 2, 2005 ("Form 10-K") and are as follows:

(1) $4 million decrease in payroll and related taxes;

(2) $2 million decrease in obligations under insurance programs;

(3) $3 million decrease in Medicare liabilities;

(4) $1 million decrease in other accrued expenses; and

(5) $1 million decrease in cost of claims incurred but not reported;

(6) partially offset by $2 million increase in accounts payable.

The factors stated above are described as part of the explanation of the changes in working capital at "Liquidity and Capital Resources - Liquidity" on page 27 of the Form 10-K.

Changes in current liabilities between balance sheet dates are generally unrelated to the change in revenues between fiscal years.  Current liabilities will vary between balance sheet dates due to the timing of disbursements and related changes in reserve balances. The composition and causes of the $31.8 million increase in 2004 revenues over 2003 revenues are outlined on pages 20 and 21 of the Form 10-K.

Based on the above, we believe that there has been adequate disclosure of the reasons for the decrease in total current liabilities from fiscal 2003 to fiscal 2004 in the Form 10-K.

Critical Accounting Policies and Estimates, pages 32 - 34

Comment 2.   Please note that Critical Accounting Policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting "estimates" to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application. For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors:

a.    How management arrived at the estimate;

b.    How accurate management's estimate/assumption has been in the past, quantify changes in estimate in each period;

c.    Whether the estimate/assumption is reasonably likely to change in the future;

d.    Evaluate the sensitivity to change of critical accounting policies; and

e.    Disclose the amount of expense recognized in each period and where on the statement of operations the expense is reported.

Response:

In the Form 10-K, on pages 32-34, we have used the title "Critical Accounting Policies and Estimates" and the body of disclosure characterizes what follows as "critical estimates." We have described the disclosures as estimates and we undertake in the disclosure to show how our estimation process works. We prefer therefore to retain the caption "Critical Accounting Policies and Estimates" or, if change is required, to revise the caption to "Critical Accounting Estimates," prospectively.

In all cases, estimating is a continuing process. We believe that the factors you describe are disclosed in each critical estimate to the extent they are relevant. For example, we believe that factors "a" (management's process of establishing the estimate) and "d" (sensitivity to change) are described in the lengthy discussion of the Prospective Payment System in paragraph 3 under "Revenue Recognition" at page 33 of the Form 10-K. For factor "b" (accuracy of management's estimate/assumption in the past) we have disclosed material changes in estimates. For example, see paragraph 3 under "Obligations under Insurance Programs" at page 34 of the Form 10-K. On the other hand, we believe factor "c" (whether estimate/assumption is reasonably likely to change) is not relevant since in all cases the estimating process is an ongoing one with estimates being continuously  reviewed and adjusted as required. We have disclosed the possibility of changes in our estimates and assumptions in our discussion (i) of each critical estimate on pages 32-34 of the Form 10-K, (ii) in Part 1, Item 1 Business, "Special Caution Regarding Forward-Looking Statements" on page 1, and (iii) under "Estimates" in Footnote 2 on page F-9 to the Form 10-K. To the extent relevant, factor "e" (amount of expense recognized in each period) is disclosed. For example, "Provision for doubtful accounts" is disclosed at page F-8 on the face of the Consolidated Statements of Cash Flows and on page F-29 in the "Schedule II - Valuation and Qualifying Accounts" under the column heading "Additions charged to costs and expenses".

Based on the above, we believe therefore that the present disclosure satisfies the request in Comment 2.

Revenue Recognition, page 32

Comment 3.   We note your disclosure regarding revenue recognition and the allowance for doubtful accounts. Please expand your discussion to include the following disclosures:

a.   State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

b.   Your policy for collecting co-payments.

c.   For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

d.   Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

e.    In comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

f.     If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response:

We believe the responses to the specific Items "a" through "f" in Comment 3 will not add to the total mix of information already supplied by us. On pages 32 and 33 of the Form 10-K, we discuss the process and methodology used for recognizing revenue for each of the major types of agreements and arrangements that exist with patients, payers and customers.

  Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered.

  Under capitated arrangements with certain managed care customers, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangement.

  Under the Prospective Payment System ("PPS") for Medicare reimbursement, net revenues are recorded based on a reimbursement rate which varies based on the severity of the patient's condition, service needs and certain other factors; revenue is recognized ratably over the period in which services are provided.

Based on the above, we believe that the disclosure provided on pages 32 and 33 in the Form 10-K is adequate.

Collectibility of Accounts Receivable, page 33

Comment 4.   Please state the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Lastly, please clarify the threshold (amount and age) for account balance write-offs.

Response:

As set forth on page 33 of the Form 10-K, the Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. Historical collection and payer reimbursement experience is an integral part of the estimation process related to determining the allowance for doubtful accounts.  In addition, the Company regularly assesses the current state of its billing functions in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts which is reflected in selling, general and administrative expenses in the consolidated statements of operations.

Our collection policy is already disclosed at "Collectibility of Accounts Receivable" on page 33 and in Note 2 to Consolidated Financial Statements at page F-10 of the Form 10-K.

In addition, we have provided numerical data regarding our allowance for doubtful accounts in: (a) Schedule II - Valuation and Qualifying Accounts on page F-29 of the Form 10-K, which sets out information regarding the Allowance for Doubtful Accounts; (b) Consolidated Balance Sheets on page F-5 of the Form 10-K; and (c) the Consolidated Statements of Cash Flows (Provision for Doubtful Accounts) on page F-8 of the Form 10-K.

Based on the information above, we believe that the process for determining collectibility of accounts receivable is adequately disclosed in the Form 10-K.

Litigation, pages F-20 - F-22

Comment 5.   Please disclose the amount of the settlement reached in the Cooper v. Gentiva CareCentrix case.

Response:

We believe that the settlement is immaterial in amount and therefore we conclude it need not be disclosed.

Forms 10-Q for Quarters Ended April 3, 2005 and July 3, 2005

Comment 6.   We note that cash flows from operating activities varied significantly in 2005 as compared to 2004. Please revise your MD&A disclosure to address the specific sources and uses of cash during these periods in order to explain the change in cash flows from operating activities from 2004 to 2005 rather than disclosing changes in balance sheet accounts such as current liabilities that merely recites the changes that are readily available from the balance sheet. Refer to Section IV of Financial Reporting Release 72.

Response:

We believe that significant changes in cash flows from operating activities between the 2004 and 2005 interim periods are appropriately described in various sections of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") disclosures of the Form 10-Q for the quarter ended April 3, 2005 ("First Quarter Form 10-Q") and the Form 10-Q for the quarter ended July 3, 2005 ("Second Quarter Form 10-Q"). The reasons for our position and relevant highlights from our consolidated statements of cash flows and MD&A disclosures are summarized below.

First Quarter Form 10-Q:

The Consolidated Statements of Cash Flows indicate that cash flows from operating activities declined by $9.7 million ($9.4 million of cash provided in the 2004 period and $0.3 million of cash used in the 2005 period) and net income declined by $5.1 million ($9.2 million in the 2004 period and $4.1 million in the 2005 period) in comparing results for the three months ended March 28, 2004 and April 3, 2005.

  The "Results of Operations - Revenues" section of the MD&A disclosures indicates that the 2004 period included two special items, including $9 million in cash received in settlement of the Company's appeal filed with the Provider Reimbursement Review Board relating to the reopening of all of our 1997 cost reports (see page 21 of the First Quarter Form 10-Q). Furthermore, the "Results of Operations - Net Income" section of MD&A disclosures indicated that the two special items had a net positive impact of $4.9 million on net income for the first quarter of fiscal 2004.

As noted above, the 2004 special item is the primary driver of the change in cash flows from operating activities between the 2004 and 2005 periods.

Second Quarter Form 10-Q:

The Consolidated Statements of Cash Flows indicate that cash flows from operating activities declined by $25.9 million ($15.7 million of cash provided in the 2004 period and $10.2 million of cash used in the 2005 period) between the six months ended June 27, 2004 and July 3, 2005. This decline was driven by changes impacting the income statement, changes in accounts receivable and changes in current liabilities.

  Cash flow changes impacting the income statement represent the sum of net income and all adjustments to reconcile net income to net cash (used in) provided by operating activities as reflected in the Consolidated Statements of Cash Flows. The sum of these items was $28.8 million for the six months ended June 27, 2004 and $18.6 million for the six months ended July 3, 2005, a decline of $10.2 million between the reporting periods. The "Results of Operations - Revenues" section of the MD&A disclosures on page 23 notes the special item (as discussed above) relating to the $9 million in cash received in settlement of the Company's appeal with the Provider Reimbursement Review Board relating to the reopening of all our 1997 cost reports. This 2004 item accounts for most of the $10.2 million difference noted between the two six-month periods.

  Cash flow from operating activities between the 2004 and 2005 reporting periods was negatively impacted by $9.4 million as a result of changes in accounts receivable ($(4.2) million in the 2004 period and $(13.6) million in the 2005 period). The "Liquidity" section of the MD&A disclosures indicates on page 27 of the Second Quarter Form 10-Q that "the increase in accounts receivable related primarily to incremental receivables relating to the TriWest Healthcare Alliance ("TriWest") account, as noted above and the Heritage Home Care Services, Inc. ("Heritage") operations which were acquired on May 1, 2005. As of July 3, 2005, the Company had not received approval notifications from the Centers for Medicare & Medicaid Services which would allow the Company to bill Medicare for services relating to the acquired business. Such notifications were received in late July 2005." The first paragraph of the "Liquidity" section on page 26 of the Second Quarter Form 10-Q indicates that the initial working capital needs of Heritage were over $3.5 million.  Therefore, incremental receivables relating to the TriWest account approximated $6 million.

  Cash flow from operating activities was negatively impacted by $6.1 million as a result of changes in current liabilities between the 2004 and 2005 reporting periods ($(7.5) million for the six months ended June 27, 2004 and $(13.6) million for the six months ended July 3, 2005). Although a portion of this difference results merely from the timing of disbursements relating to normal business operations, certain cash outflows were highlighted in the MD&A disclosures as noted below:

  In the "Cash Resources and Obligations" section of the MD&A disclosures (see page 30 of the Second Quarter Form 10-Q) we note that "the Company anticipates that repayments to Medicare for partial episode payments and prior year cost report settlements will be made periodically through 2005. These amounts were reflected as Medicare liabilities in the accompanying consolidated balance sheets." The balance sheets indicate that Medicare liabilities were reduced by $1.4 million during the first six months of fiscal 2005 ($9.9 million at January 2, 2005 and $8.5 million at July 3, 2005.)

  In the "Contractual Obligations and Commercial Commitments" section of the MD&A disclosures (see page 30 of the Second Quarter Form 10-Q), we note that "during the second quarter of fiscal 2005, the Company paid $0.8 million to satisfy future obligations relating to a portion of a lease that the Company agreed to assume in connection with the split off in March 2000. Such amount had been accrued in the Company's financial statements."

  Based on the above, we believe that the substantive reasons for changes in cash flow from operating activities have been disclosed throughout the MD&A section of Form 10-Q and no revision to the filed documents is required.

  Comment 7.   Explain the reason for the significant decrease in total current liabilities in 2005 including why a decrease occurred when the company appears to have grown as evidenced by increased revenues.

  Response:

  First Quarter Form 10-Q: (at "Liquidity," p. 24)

  Total current liabilities for the first quarter of 2005 decreased $1.7 million or 1.2 percent. We do not consider this a significant decrease. In addition, the components of the decrease in total current liabilities are described as part of the explanation of the changes in working capital in the "Liquidity and Capital Resources - Liquidity" section on page 24 of the First Quarter Form 10-Q. We also note that revenues in the first quarter of 2005 did not increase when compared to first quarter 2004.

  Second Quarter Form 10-Q (at "Liquidity," p. 27):

  The primary drivers of the $9 million decrease (net) in total current liabilities for the second quarter of 2005 were as follows:

  (1) $2 million decrease in Medicare liabilities;

  (2) $2 million decrease in cost of claims incurred but not reported;

  (3) $2 million decrease in obligations under insurance programs; and

  (4) $4 million decrease in other accrued expenses;

  (5) partially offset by $1 million increase in payroll and related taxes.

  The factors stated above are described as part of the explanation of the changes in working capital in the "Liquidity and Capital Resources - Liquidity" section on page 26-27 of the Second Quarter Form 10-Q.

  As noted above in our Response to Comment 1, the decreases in current liabilities are unrelated to increases in revenue.  Current liabilities will vary between balance sheet dates due to the timing of disbursements and related changes in reserve balances.  The $11.9 million increase in second quarter 2005 revenues over second quarter 2004 revenues was due to growth in patient admissions, reimbursement rate changes and the impact of the acquisition of Heritage on May 1, 2005 as further explained in MD&A on page 22 of the Second Quarter Form 10-Q.

  As with respect to Comment 1 regarding the Form 10-K, we believe that there has been adequate disclosure of the reasons for the decrease in total current liabilities in 2005 in the First Quarter Form 10-Q and the Second Quarter Form 10-Q.

  Comment 8.   Please more fully disclose the reason for processing delays in payment of your claims from TriWest Healthcare which is one of the factors that increased accounts receivable in 2005. Explain to us why you believe your recognition of revenue related to these claims was recognized in the appropriate period under GAAP.

  Response:

  TriWest is a managed care customer of Gentiva that signed a contract with our CareCentrix Ancillary Care Benefit Management unit in fiscal year 2004. Our claims are submitted to and are adjudicated by an intermediary which was contracted by TriWest. As with many new contracts, payment terms and conditions must be established in each party's claims systems. Processing delays are a common occurrence during the initial periods with this type of claims processing arrangement. Based on the above, we believe the disclosure is adequate because the nature of the processing delays is fully explained in connection with Days Sales Outstanding in "Liquidity and Capital Resources - Liquidity," on page 23 of the First Quarter Form 10-Q and page 26 of the Second Quarter Form 10-Q.

  We believe our recognition of revenue related to TriWest claims is in accordance with the criteria outlined in Staff Accounting Bulletin 101. We have billed TriWest based upon the agreed upon rates in the contract and have recognized revenue after services are provided to the patient. We believe that collectibility of these claims is reasonably assured based on the credit risk profile of this payer.

  Based on the above, we believe that our recognition of revenue related to these claims was recorded in the appropriate period under GAAP.

  ****

  The Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

  Sincerely,

  /s/ Thomas Wardell

  Thomas Wardell

  cc:   John R. Potapchuk, Gentiva Health Services, Inc.
  Stephen B. Paige, Gentiva Health Services, Inc.